

Mail Stop 4720

December 15, 2016

Mr. Daryl N. Bible
Senior Executive Vice President and Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101

> **Re:** **BB&T Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-10853**

Dear Mr. Bible:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Financial Statements

Note 2. Acquisitions and Divestitures

Susquehanna Bancshares, Inc., page 98

1. You disclose that the loans acquired from Susquehanna had an unpaid principal balance of $13.7 billion and a fair value of $12.9 billion. Please tell us and quantify the nature and amount of the fair value adjustments for credit deterioration, changes in interest rates, liquidity, etc. of the loans acquired. Please also tell us the amortization period of the fair value adjustments on the loans acquired.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Brach Chief
Office of Financial Services